Charles J. Bair
+1 858 550 6142
cbair@cooley.com

December 15, 2017
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Ibolya Ignat
Angela Connell

Re:	Cidara Therapeutics, Inc. Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 15, 2017
Form 10-Q for the Quarterly Period Ended September 30, 2017
Filed November 8, 2017
File No. 001-36912
To Whom It May Concern:
On behalf of Cidara Therapeutics, Inc. (the “Company”), we are submitting this letter in response to a comment received from the staff of the Securities and Exchange Commission (the “Staff”), by letter dated December 7, 2017 (the “Comment Letter”), regarding the Company’s Form 10-Q for the quarterly period ended September 30, 2017, which also applies to the Company’s Forms 10-Q for the quarterly periods ended March 31, 2017 and June 30, 2017.
Set forth below is the Company’s response to the Staff’s comment. For the Staff’s convenience, the numbered paragraph below corresponds to the Staff’s numbered comment in the Comment Letter and we have incorporated the Staff’s comment in italics.
Form 10-Q for the Quarterly Period Ended September 30, 2017

1.
We note that your officer certifications provided in Exhibits 31.1 and 31.2 do not include the language referring to internal control over financial reporting that should appear in the introductory sentence of paragraph 4 and paragraph 4(b). Please amend your filings to include the correct certifications. You may file abbreviated amendments that include a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K. This comment also applies to your Forms 10-Q for the quarterly periods ended March 31, 2017 and June 30, 2017.

Response: The Company respectfully acknowledges the Staff’s comment and has filed abbreviated amendments to its Forms 10-Q for the quarterly periods ended March 31, 2017, June 30, 2017 and September 30, 2017, each of which includes a cover page, explanatory note, signature page and corrected officer certifications, which include paragraphs 1, 2, 4 and 5.

December 15, 2017
Page Two

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Please contact me at (858) 550-6142 with any questions or further comments regarding the Company’s response to the Comment Letter.
Sincerely,
Cooley LLP
/s/ Charles J. Bair
Charles J. Bair, Esq.

cc:    Matthew Onaitis, Cidara Therapeutics, Inc.

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